Self-Certification of Financials

I, Michael Vaggalis, being the CEO of Keepsake Tales Inc. a Corporation, hereby certify that as of this Form C filing date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income (deficit), and cash flows for the years ended December 31, 2019 and December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the years ending December 31, 2019 and December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Michael Vaggalis
_____
(Signature)

Michael Vaggalis
_____
(Name)

 CEO
_____
(Title)

March 18, 2021
_____
(Date)

Keepsake Tales Inc.

Notes To The Financial Statements

Fiscal Years Ended December 31, 2020 and 2019

1. **Organization and Purpose**

   Keepsake Tales, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is creating a proprietary Personalization Platform, enabling the transformation of a single user photo into a dynamic illustration. The Company drives revenue through sales on it's site.

2. **Summary of Significant Accounting Policies**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**
      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**
      The Company operates on a 52-week fiscal year ending on December 31.

   c. **Cash Equivalents**

      Cash and cash equivalents include cash available in hand of approximately $1,644 as of December 31, 2019 and $3,858 as of December 31, 2020.

   d. **Use of Estimates**

      The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Keepsake Tales

Balance Sheet

As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Checking	3,005.88	1,044.47
Total Bank Accounts	**$3,005.88**	**$1,044.47**
Other Current Assets		
Shopify Clearing Account	-177.39	0.00
Uncategorized Asset	-29.99	
Total Other Current Assets	**$ -207.38**	**$0.00**
Total Current Assets	**$2,798.50**	**$1,044.47**
TOTAL ASSETS	**$2,798.50**	**$1,044.47**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card	-3,919.45	0.00
Total Credit Cards	**$ -3,919.45**	**$0.00**
Other Current Liabilities		
Loan from Owner	23,332.00	8,532.00
Sales Tax Payable	35.37	35.37
Total Other Current Liabilities	**$23,367.37**	**$8,567.37**
Total Current Liabilities	**$19,447.92**	**$8,567.37**
Total Liabilities	**$19,447.92**	**$8,567.37**
Equity		
Retained Earnings	-7,522.90	-7,522.90
Net Income	-9,126.52	
Total Equity	**$ -16,649.42**	**$ -7,522.90**
TOTAL LIABILITIES AND EQUITY	**$2,798.50**	**$1,044.47**

Keepsake Tales

Profit and Loss
January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PP)
Income		
Discounts/Refunds Given	20.99	-449.12
Returns	-75.04	-40.00
Sales of Product Income	3,041.18	
Shopify Sales	482.31	3,426.33
Uncategorized Income	2,000.00	
Total Income	**$5,469.44**	**$2,937.21**
Cost of Goods Sold		
Artists	3,855.00	2,000.00
Cost of Goods Sold	2,044.74	
Merchant Processing Fees		103.25
Printing	1,307.91	1,787.46
Product Development (non-variable)		700.00
Total Cost of Goods Sold	**$7,207.65**	**$4,590.71**
GROSS PROFIT	**$ -1,738.21**	**$ -1,653.50**
Expenses		
Advertising & Marketing		
Marketing Strategy	9.06	326.44
Social Media	155.00	138.03
Total Advertising & Marketing	**164.06**	**464.47**
Bank Charges & Fees	210.00	30.00
Computer Expenses		643.00
Legal & Professional Services	5,872.00	3,922.26
Meals & Entertainment		30.00
Office Expenses	28.30	50.42
Research		384.00
Software Purchases & Subscriptions	355.96	30.25
Taxes & Licenses	412.95	
Travel	8.00	3.00
Website	337.04	312.00
Total Expenses	**$7,388.31**	**$5,869.40**
NET OPERATING INCOME	**$ -9,126.52**	**$ -7,522.90**
NET INCOME	**$ -9,126.52**	**$ -7,522.90**

Keepsake Tales

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-9,126.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Shopify Clearing Account	177.39
Uncategorized Asset	29.99
Credit Card	-3,919.45
Loan from Owner	14,800.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,087.93**
Net cash provided by operating activities	**$1,961.41**
NET CASH INCREASE FOR PERIOD	**$1,961.41**
Cash at beginning of period	1,044.47
CASH AT END OF PERIOD	**$3,005.88**

Keepsake Tales

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,522.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Shopify Clearing Account	0.00
Credit Card	0.00
Loan from Owner	8,532.00
Sales Tax Payable	35.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,567.37**
Net cash provided by operating activities	**$1,044.47**
NET CASH INCREASE FOR PERIOD	**$1,044.47**
CASH AT END OF PERIOD	**$1,044.47**

KEEPSAKE TALES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period December 31, 2019 - December 31, 2020
(Unaudited)

	Common Stock	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings		Total Stockholders Equity	
Balance as of December 31, 2019	$ 8,532.00			$	(7,522.90)	$	1,009.10
Net Income (Loss)				$	(9,126.52)	$	(9,126.52)
Issuance of Common Stock	$ 26,944.00					$	26,944.00
Balance as of December 31, 2020	$ 35,476.00			$	(16,649.42)	$	18,826.58